Exhibit 99.1

The9 Limited Regains Compliance with Nasdaq Listing Requirement

Shanghai, China, January 29, 2018 — The9 Limited (“The9”) (Nasdaq: NCTY), an established Internet company, today announced that it received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) on January 26, 2018 stating that The9 has regained compliance with the minimum Market Value of Publicly Held Shares requirement under Nasdaq Listing Rule 5450(b)(2)(C) and the matter is now closed.

About The9 Limited

The9 Limited is an Internet company based in China. The9 is stepping into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire brand new shooting mobile game, Audition mobile, Knight Forever, Q Jiang San Guo and Wildlands God of War.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/